Thomas Equipment, Inc.

Amendment # 5 to Registration Statement on Form S-1

File No. 333-124217

Responses to SEC Comment Letter dated December 1, 2005

General

1.	We note your response to prior comment 1. Please address the following:

•	In calculating the present value of the cash flows for purposes of applying the 10% test, tell us how you applied the following guidance provided in EITF 96-19:

-
If either the new debt instrument or the original debt instrument is callable or puttable, then separate cash flow analyses are to be performed assuming exercise and non-exercise of the call or put. The cash flows assumptions that generate the smaller change would be the basis for determining whether the 10 percent threshold is met.

-	If the debt instruments contain contingent payment terms or unusual interest rate terms, judgment should be used to determine the appropriate cash flows.

•	Likewise, please explain why it is reasonable to assume the maximum amount of registration penalties for purposes of the cash flow analysis.

•	Confirm to us that you treated the $600,000 penalty as part of the cash flows related to the old debt or explain why it is appropriate to treat the payment as part of the new debt.

Response

We will prepare an analysis in a format appropriate for the Staff’s review and provide that to them separately.

Note 12. Convertible long term debt and Convertible credit facility, page F-35

2.
We note from your response to prior comments 2 and 4 that you have bundled the conversion option, the expected future interest stream settled in shares, and the interest rate reset feature into a single, compound derivative.

•	Please clearly describe to us what you mean by the "conversion option" and the "expected future interest stream settled in shares" and highlight the differences between them.

•	Please revise your proposed footnote disclosure in Exhibit A to present the freestanding and compounded derivatives separately.

Response

The “conversion option” refers to the embedded conversion option related to the debt, which is being bifurcated and accounted for separately from the host (debt) instruments.

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The “expected future interest rate stream settled in shares” refers to the series of call options represented by Laurus’ ability to request payment of the interest on the debt in shares, rather than cash. At each interest payment date (monthly), Laurus can elect to receive the interest payment in cash or shares and thus has, in effect, a call option based on the amount of interest to be paid and the stated conversion (exercise) price of $1.50 per share.

At each reporting date, the number of ‘options’ underlying the bifurcated embedded conversion option is the total dollar amount of the future principal and estimated interest payments, divided by the stated conversion price of $1.50 per share. The value of those options (determined using Black-Scholes), together with the estimated value of the interest rate reset feature (see comment 3 below), and the value of any bifurcated redemption feature (see comment 5 below) are used in the determination of the value of the compound derivative instrument (though not necessarily by simply adding them together).

As discussed with the Staff by telephone on December 1 and further on December 2, we can modify the footnote disclosure related to the discounts associated with the Laurus debt “to present the freestanding and compounded derivatives separately”. However, as discussed in our telephone conversation with the Staff on December 2, we are not certain that this is appropriate.. To illustrate, consider the following example from that footnote, related to the $6,000,000 term loan with Laurus:

Successor Business

12. Convertible long term debt (Successor only)	June 30, 2005

Term loan with Laurus, bearing interest at US prime plus 3% (9.0% at June 30, 2005) with monthly principal repayments of $207 per month plus interest. Funds were used to finance the acquisition of Thomas Equipment Limited assets.	$6,000

Debt discount, net of amortization of $00, related to a portion of 4,020,000 options and 2,200,000 warrants to purchase shares of common stock and to the embedded conversion option which has been bifurcated and accounted for as a derivative instrument liability.	(0,000)
00

The fair values initially determined for the freestanding warrants and options, together with the fair value of the bifurcated embedded derivative instruments (primarily the conversion option) will be disclosed in the discussion in the debt footnote, as well as in the separate footnote related to the derivative instruments. In certain circumstances, the initial fair value of the derivative instruments may exceed the face amount of the debt. For the purpose of this example, assume the derivative instruments are initially valued at $7,000,000. The debt would be initially recorded at $0 (i.e., in this example, net of discounts of $6,000,000) and an immediate charge to income of $1,000,000 would be recognized for the amount by which the fair values of the derivative instruments exceeded the proceeds received. In order to present the discount related to the freestanding derivatives separately from the discount related to the bifurcated embedded derivative, it would be necessary to make some allocation of the reported discount between the two, perhaps based on the relative initial amounts of each. Given that the total discount is amortized using an effective interest rate method, it would also be necessary to allocate the amortization between the two. Given that the full amounts initially allocated to the freestanding and embedded derivatives will be disclosed, we are concerned that displaying the unamortized balance, allocated between the two types of derivative, may not provide any additional useful information to the reader and may, in fact, only serve to confuse. For this reason, we would propose to only show a combined amount in the discount line displayed above.

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3.	You state that yon used the Black-Scholes option pricing model to determine the fair value of the "single compounded embedded derivative".

•
Please explain to us how you concluded that the Black-Scholes option pricing model was an appropriate method to determine the fair value of the compound derivative which appears to include certain non-option features such as the interest rate reset feature. Explain how the Black-Scholes option pricing model is able to capture the value of the different elements of the compound derivative.

•	Tell us how the Black-Scholes option pricing model compared to any other fair value models you considered.

Response

1.
The substantial majority of the value of the compound derivative relates to the values for the embedded conversion option and the call options related to the interest rate stream. These elements were valued using Black-Scholes. At present, the only non-option feature included in the compound derivative is the interest rate reset feature. This was valued separately, based on estimates of the potential interest rate reduction, and that value was then used, together with the option values, to determine the value of the compound derivative. The value of the interest rate reset feature is relatively small compared with the value of the embedded conversion options. We will review the manner in which the valuation methodology is described to ensure that it is appropriate in the circumstances.

2.
We considered whether it would be appropriate to use a different fair value model but concluded that, because of the significance of the conversion options to the aggregate value of the embedded derivatives, it was appropriate to use the Black-Scholes model for that element of the compound derivative. We believe the Black-Scholes option pricing model is very widely used and generally accepted in practice. As noted above, the methodology used to value other elements of the compound derivative may be different, depending on their nature, and to the extent that they are significant, will be described.

4.
In light of the materiality of the amounts in question, please revise the critical accounting policies section of MD&A to include a description of the methodology used by management in determining the fair value of your derivative instruments; including the significant assumptions made and the significant estimates used in developing such estimate of fair value. Refer to the guidance provided in FR-72.

Response

The discussion of the critical accounting policies section of the MD&A will be revised accordingly.

5.
Please refer to prior comment 3. Tell us how you considered the fact that you have the option to redeem the term notes at 105% of the outstanding principal and accrued interest at any time in reaching your conclusion, that the call option is clearly and closely related to the host instrument and should not be separated from the host contract. We note that if the redemption option is exercised immediately, the investor's initial rate of return is doubled and would appear to meet the condition outlined in paragraph 13(b) of SFAS 133. Alternatively, please provide us with a revised detailed analysis which clearly shows how you considered the guidance in paragraphs 13 and 61 (d) of SFAS 133 and DIG Issues B-16 and B-39.

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Response

Redemption (call) options exercisable by Thomas

As discussed with the Staff by telephone on December 2, we believe that call (redemption) options that are exercisable by us (specifically, our ability to prepay the Laurus debt with a 5% premium and our ability to redeem our series A preferred stock (see 7 below) are not required to be bifurcated and accounted for separately from the host contract, based on DIG Issue B-39.

That issue addresses the following question:

“Are there circumstances in which an embedded call option (including a prepayment option) that can accelerate the settlement of a hybrid instrument containing a debt host contract would not be subject to the conditions in paragraph 13(b) of Statement 133?”

The response is:

“The conditions in paragraph 13(b) do not apply to an embedded call option in a hybrid instrument containing a debt host contract if the right to accelerate the settlement of the debt can be exercised only by the debtor (issuer/borrower).”

It goes on to note that:

“The conditions in paragraph 13(b) were intended to apply only to situations that meet the two conditions specified in paragraphs 13(b)(1) and 13(b)(2) and for which the investor has the unilateral ability to obtain the right to receive the high rate of return specified in those paragraphs.”

Based on our reading of this response to the Issue, we believe that the call (redemption) features that are exercisable solely at our option do not require to be bifurcated from the host contract and accounted for separately.

Redemption (put) options that may be exercisable by the holder (investor)

As also discussed with the Staff by telephone on December 2, we believe that certain put (redemption) options that are contingently exercisable by the holder may require to be bifurcated and accounted for separately from the host contract.

Paragraph 61 d of FAS 133 discusses Calls and Puts on Debt Instruments and provides that “for contingently exercisable calls and puts to be considered clearly and closely related, they can be indexed only to interest rates or credit risk, not some extraneous event or factor.” In the Laurus agreements, if an Event of Default occurs that is not cured, Laurus may require redemption with a 15% premium. When those Events of Default are not within our control and relate to “some extraneous event or factor” (for example, a requirement to have a registration statement declared effective by a certain date), we presume that the conditions in paragraph 13(b) of FAS 133 must be met in order to conclude that the put option is ‘clearly and closely related’. Thus, it becomes necessary to assess whether the timing of that contingent event and the possible exercise of the contingent put option would “at least double the investor’s initial rate of return”.

In the case of the Laurus debt, we were originally required (though this has subsequently been amended) to have a registration statement effective by June 22, 2005 and, if not cured by July 22, 2005, an Event of Default would have occurred. In that circumstance, Laurus could require redemption with a 15% premium. The initial interest rate on the Laurus debt, which was issued on November 9, 2004, was 8%. Thus, payment of a 15% put premium on July 22, 2005 would have “at least doubled” Laurus’ initial rate of return on the host instrument. As such, it would be necessary to bifurcate and separately account for the embedded put option.

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In relation to our series A preferred stock (see 7 below), there is also a contingently exercisable put option related to the requirement for an effective registration statement. We would evaluate that option in the same manner as that described above for Laurus.

The series A preferred stock also permits the holders to request redemption, with a 10% premium, after five years. As discussed with the Staff on December 2, we do not believe that this put option needs to be bifurcated because the paragraph 13(b) test is not met. The preferred stock has a 5% coupon; payment of a 10% premium at the end of a five year period would not “at least double the investor’s rate of return”.

Conclusion

We would appreciate the Staff’s concurrence on the above issues and that we are correctly applying the appropriate literature.

Note 16. Redeemable preferred shares, page F-39

6.
We have evaluated your response to comment 7 in your letter dated November 4, 2005. We note that the conversion reset formula is triggered by a reciprocal transaction with new investors and therefore does not appear to meet the ETIF 05-2 definition of a standard anti-dilution provision. Because the conversion reset formula is triggered by a reciprocal transaction with some shareholders rather than a nonreciprocal transaction with all shareholders, it appears that there are circumstances where the formula would increase the fair value of the conversion option. For example, on a fair value basis, it appears that the reset formula would increase the fair value of the conversion option in circumstances where there is an issuance of common stock at a fair value below the conversion price. As a result, we are unable to concur with the company's conclusion that the convertible preferred stock is "conventional" under EITF 00-19.

•	Please tell us whether or not the embedded conversion option would be classified as equity based on the additional conditions in EITF 00-19.

•	in your response, please analyze each of the conditions in EITF 00-19, paragraphs 12 to 32.

Response

If the series A preferred stock is not considered to be “conventional convertible preferred stock” for the purposes of exemption from the EITF 00-19 tests for equity classification, then it will not qualify to be classified as equity, for essentially the same reasons as the Laurus debt, i.e., the existence of potential cash penalties associated with the registration rights agreement, together with the inability to conclusively demonstrate that we would have sufficient authorized shares available to meet all potential conversion or similar requirements. Based on this, the embedded conversion option related to the series A preferred stock will be bifurcated and accounted for separately from the host contract.

7.
It appears that the 5% Series A redeemable convertible preferred stock may contain other embedded derivatives that you should evaluate under SFAS 133 and EITF Issue 00-19. Please provide us with the analysis you performed to determine whether to bifurcate the following:

•
At any time commencing after three years from the closing date, the company can redeem the preferred stock. If the redemption occurs in the fourth year after issuance, the redemption amount is 200% of the stated value. If the redemption occurs during the fifth year after issuance, the redemption amount is 225% of the stated value.

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•	The holder can require the company to redeem the preferred stock at 110% of the stated value, together with accrued dividends, after five years or upon certain events.

Response

Please see our response to comment 5 above. As discussed with the staff on December 2, the issues surrounding the call and put redemption features of the series A preferred stock are essentially similar to those applicable to the Laurus debt. As discussed in FAS 133, paragraph 61 (l), the preferred stock is considered to have features “more akin to debt”.

8.
We note the proposed disclosure provided in response to prior comment 7. In accordance with EITF D-98, the remaining discount and premium noted in your proposed disclosure in exhibit B should be amortized or accreted from the date of issuance to the earliest redemption date, which appears to be five years, unless you believe that the certain events outlined in your agreement are probable to occur at the balance sheet date. Please revise your accounting accordingly or advise us.

Response

As discussed in our previous response, we believe that it is appropriate to recognize the discount related to the series A preferred stock over the one year period to the earliest potential redemption date (the date we are required to have an effective registration statement), even though that redemption event is contingent, rather than over the five year period to the date at which the holders’ can request redemption based solely on the passage of time.

We note that EITF Topic D-98 requires amortization to begin when it is “probable” that redemption will be required (which “probablity” is met). When amortization is required, it may be recognized immediately (effectively viewing the end of the reporting period as if it were the redemption date) or over the period to the earliest redemption date. In the circumstances, we view the date the effective registration statement is required as the ‘earliest redemption date’. If the contingent put option discussed above in our response to comments 5 and 7 (which may be triggered after one year) is bifurcated and accounted for separately, it would not appear to be appropriate to recognize the amortization over a longer period.

Note 19. Stock options and warrants, page F-42

9.
Please refer to prior comments. We have evaluated your response and continue to believe that, consistent with the guidance in paragraph 285(b) of SFAS 123, the average volatilities of similar entities along with the limited historical volatility of your common stock provide a more meaningful volatility measure. In addition, it appears unlikely that you have no readily comparables entities. In evaluating similarity of entities, you should consider factors such as industry, stage of life cycle, and financial leverage. Please refer to the guidance in paragraphs 277 and 285 of SFAS 123, footnote 60 to paragraph A32(c) of SFAS 123(R), and Question 6 of SAB Topic 140 and revise the filing accordingly.

Response

As discussed with the Staff on December 1, we will review companies included in our SIC code (and related codes) for entities that may be considered “comparable”. Assuming we are able to locate at least three ‘comparable’ entities, we will use their volatility rates to assess an appropriate rate to be used for our Black-Scholes calculations. Because of the nature of this approach to assessing volatility, we would expect that the volatility used would be a “reasonable approximation”, rather than a “precise amount”, i.e., that we would use a rate of say, 50% or 75% as may be appropriate, rather than a ‘precise’ rate such as 54.2%.

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10.
We note from your response to prior comment 9 that you believe that the life assumed beyond seven years within the Black-Scholes option pricing model would not significantly impact your determination of fair value for the 4,020,000 options issued to Laurus. To help us better understand your conclusion, please provide us with an analysis that shows the impact of different longer contractual lives on fair value using the Black-Scholes option pricing model.

Response

For purposes of illustration in valuing the 4,020,000 options issued to Laurus, assume the following valuation factors, as of the date the options were issued and as of the end of each of our fiscal quarters since then. The following table shows the option valuation returned by the Black-Scholes option pricing model at each date, based on using the same factors and varying only the life of the option:

	11-09-2004	12-31-2004	03-31-2005	06-30-2005	09-30-2005

Strike price:	$0.01	$0.01	$0.01	$0.01	$0.01
Market price:	$1.01	$3.90	$5.90	$4.28	$3.90
Dividend yield:	0%	0%	0%	0%	0%
Risk free rate:	3%	3%	3%	3%	3%
Volatility:	100%	100%	100%	100%	100%

	Option value:

Life: 1 year	$1.00	$3.89	$5.89	$4.27	$3.89
Life: 3 years	1.00	3.89	5.89	4.27	3.89
Life: 5 years	1.00	3.89	5.89	4.27	3.89
Life: 7 years	1.00	3.89	5.89	4.27	3.89
Life: 10 years	1.01	3.89	5.89	4.27	3.89
Life: 20 years	1.01	3.90	5.90	4.28	3.90
Life: 25 years	1.01	3.90	5.90	4.28	3.90
Life: 50 years	1.01	3.90	5.90	4.28	3.90
Life: 99 years	1.01	3.90	5.90	4.28	3.90

As can be seen, varying the life of the option has essentially no effect on the valuation. This is because the Black-Scholes option pricing model will never value an option at more than the market price at the date the option is valued. The 4,020,000 options issued to Laurus have a strike price of one penny. When the expected dividend yield is zero (as it is in our case), changing the life of the option has no affect on the valuation. We believe this outcome is conceptually sound - the strike price of one penny is essentially de minimis and thus the option is worth whatever the market price is at any point in time. As there is no expectation of dividends, the estimated value of the option is not reduced vis-à-vis the market price to reflect the lack of receipt of that expected dividend stream.

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